SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: January 19, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS DECEMBER 2009 REVENUE;

COMPANY UPWARDLY REVISES GM GUIDANCE

Hsinchu, Taiwan, January 19, 2010 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported its unaudited consolidated revenue for the month and quarter ending December 31, 2009.

Revenue for the month of December 2009 was NT$1,274.7 million or US$39.9 million, an increase of 8.9% from the month of November 2009 and an increase of 63.9% from the same period in 2008. On a quarterly basis, revenues for the fourth quarter of 2009 was NT$3,589.7 million or US$112.4 million, an increase of 7.2% from the third quarter of 2009 and an increase of 17.6% from the same period in 2008. This is above prior expectations that fourth quarter 2009 revenue would be flat to having growth in the single digit percentage, as compared to the third quarter 2009. (All translations from NT dollars to U.S. dollars were made at the exchange rate of NT$31.95 against US$1.00 as of December 31, 2009.)

Consolidated Monthly Revenues (Unaudited)

	December 2009	November 2009	December 2008	MoM Change	YoY Change
Revenues (NT$ million)	1,274.7	1,170.5	777.7	8.9%	63.9%

Revenues (US$ million)	39.9	36.6	24.3	8.9%	63.9%

Consolidated Quarterly Revenues (Unaudited)

	Fourth Quarter 2009	Third Quarter 2009	Fourth Quarter 2008	QoQ Change	YoY Change
Revenues (NT$ million)	3,589.7	3,347.1	3,052.6	7.2%	17.6%

Revenues (US$ million)	112.4	104.8	95.5	7.2%	17.6%

ChipMOS’ December 2009 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

The Company also announced upwardly revised gross margin guidance for the fourth quarter 2009, primarily due to better than expected revenue. The Company now expects gross margin will be in the range of negative 13% to negative 17%, compared to prior guidance of negative 18% to negative 25%.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.